**CITI INTERNATIONAL FINANCIAL SERVICES, LLC**
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statement of Income

Year ended December 31, 2017

| | | |
|---|---|---|
| Revenue: | | |
| Commissions | $ | 50,937,595 |
| Interest income (Note 5) | | 720,822 |
| Other income (Note 2,5) | | 35,390,896 |
| Unrealized investment gain, net | | 101,369 |
| Total revenue | | 87,150,682 |
| Expenses: | | |
| Management and processing fees (Note 5) | | 52,103,801 |
| Employee compensation and benefits (Note 2) | | 13,430,857 |
| Occupancy ( Note 5) | | 1,533,871 |
| Communications | | 2,368,231 |
| Execution and clearing fees | | 395,411 |
| Regulatory fees | | 490,612 |
| Other operating expenses (Note 5) | | 9,086,716 |
| Total expenses | | 79,409,499 |
| Income before income tax expense | | 7,741,183 |
| Income tax expense (Note 7) | | 1,327,662 |
| Net income | $ | 6,413,521 |

See accompanying notes to financial statements.